FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
October 20, 2005
ROBERT D. WUNDER JOINS GOLD RESERVE AS VICE PRESIDENT VENEZUELAN OPERATIONS

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: October 24, 2005
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

ROBERT D. WUNDER JOINS GOLD RESERVE AS VICE PRESIDENT VENEZUELAN OPERATIONS

SPOKANE, WASHINGTON October 20, 2005
Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) today announced the appointment of Robert D. Wunder as Vice President - Venezuelan Operations. He has 30 years of operating, engineering and project development experience in large scale gold and copper projects. Recently, he was General Director for Assarel-Medet JSCo, a European copper mining company with over 1,200 employees. He has also been Senior Vice President Project Development for Echo Bay Mines Ltd., Vice President of Operations for Minera Escondida Ltda. in Chile, and Mine Operations Superintendent at the Bingham Canyon Mine in Utah.

Mr. Wunder will be responsible for all day-to-day mining activities in Venezuela with the primary responsibility of coordinating the EPCM effort into the implementation of the Brisas Project operations. He is 56 years old and has a B.S. from the Colorado School of Mines and a M.B.A. from the University of Utah.

Doug Belanger, President, stated, "We are pleased that a person of Robert's caliber has joined our team for the development, construction and operation of the Brisas Project. He has considerable leadership and management skills and he brings to the Company a unique combination of international construction and operations experience with large scale gold plants and copper flotation concentrators ideally suited to the Brisas Project in Venezuela."

Gold Reserve Inc. is a Canadian company which has the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. The Brisas Project is estimated to have
10.1 million ounces of gold and 1.29 billion pounds of copper in proven and probable ore reserves. Construction of the Brisas Project is expected to commence upon securing sufficient debt and equity funding and the issuance of the construction permit by the Ministry of Environment and Natural Resources. Further information on Brisas tonnage, grades, reserve estimates and calculations, and the bankable feasibility study is available at www.goldreserveinc.com, www.sedar.com and www.sec.gov.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634